KW 3/20/14



14041731

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC Processing Section

MAR 07 2014

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OMB Number:	3235-0123
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SEC FILE NUMBER

8- 49263

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/13_____ AND ENDING_____12/31/13_____
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RA Capital Advisors LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

12340 El Camino Real, Suite 250
_____
(No. and Street)

San Diego   CA   92130
_____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Eliot Peters   (858) 704-3200
_____
                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF
_____
(Name – if individual, state last, first, middle name)

| 2020 Camino del Rio North, Suite 500 | San Diego | CA | 92108 |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



OATH OR AFFIRMATION

I, _____James J. Zehentbauer_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____RA Capital Advisors LLC_____ , as of _____December 31_____ , 20 _13_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RA CAPITAL ADVISORS LLC

ANNUAL FILING IN ACCORDANCE

WITH RULE 17a-5

FOR THE YEAR ENDED DECEMBER 31, 2013

TOGETHER WITH INDEPENDENT AUDITORS' REPORT THEREON



RA CAPITAL ADVISORS LLC

TABLE OF CONTENTS



INDEPENDENT AUDITORS' REPORT

To the Members
RA Capital Advisors LLC
San Diego, California

We have audited the financial statements of RA Capital Advisors LLC (the "Company"), which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfcalifornia.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

PKF is a member of PKF International Limited, an association of legally independent member firms.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RA Capital Advisors LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The supplementary information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplementary information in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.

San Diego, California
February 18, 2014

PKF

PKF
Certified Public Accountants
A Professional Corporation

RA CAPITAL ADVISORS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

Assets

Cash and cash equivalents	$	834,516
Accounts receivable, net of allowance for doubtful accounts of $0		408,052
Prepaid expenses		112,689
Property and equipment, net of accumulated depreciation and amortization of $555,073		6,840
Other assets		30,165
Total assets	$	1,392,262

Liabilities and members' equity

Liabilities:

Accounts payable and accrued liabilities	$	34,152
Deferred rent		19,027
Deferred revenue		29,167
Total liabilities		82,346

Commitments (Notes 5 and 7)

Members' equity		1,309,916
Total liabilities and members' equity	$	1,392,262

The accompanying notes are an integral part of these financial statements.

Revenues:		
Consultation fees, net	$	757,862
Interest income		732
Other income		1,380
Total revenues		759,974
Expenses:		
Compensation and payroll-related costs		1,109,247
General and administrative		629,584
Total expenses		1,738,831
Net loss	$	(978,857)

The accompanying notes are an integral part of these financial statements.

RA CAPITAL ADVISORS LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2013

Members' equity at December 31, 2012	$	2,300,687
Distributions		(11,914)
Net loss		(978,857)
Members' equity at December 31, 2013	$	1,309,916

The accompanying notes are an integral part of these financial statements.

Operating activities

Net loss	$	(978,857)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization, property and equipment		5,447
Changes in operating assets and liabilities:		
Accounts receivable		(188,213)
Prepaid expenses		(7,520)
Other assets		(8,709)
Accounts payable and accrued liabilities		(624)
Deferred rent		13,111
Deferred revenue		18,367
Net cash used in operating activities		(1,146,998)

Investing activities

Purchase of property and equipment		(4,152)
Net cash used in investing activities		(4,152)

Financing activities

Distributions		(11,914)
Net cash used in financing activities		(11,914)

Decrease in cash and cash equivalents		(1,163,064)
Cash and cash equivalents at beginning of year		1,997,580
Cash and cash equivalents at end of year	$	834,516

The accompanying notes are an integral part of these financial statements.

NOTE 1 – THE COMPANY

RA Capital Advisors LLC (the "Company") is a registered broker-dealer in securities under the Securities Exchange Act of 1934 (the "Act") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's principal business consists of consultations with respect to merger and acquisition transactions, and business and financial analysis. The majority of the Company's revenues are derived from such consultation services. The Company was formed as a limited liability company in the state of Delaware in December 2002.

Except as otherwise provided by the Limited Liability Company Act, the debts, obligations, and liabilities of the Company, whether arising in contracts, tort or otherwise, shall be solely the debts, obligations, and liabilities of the Company, and the members of the Company shall not be obligated personally for any such debts, obligations, or liabilities of the Company solely by reason of being members of the Company.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company's policy is to use the accrual method of accounting and to prepare and present the financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes consultation fee revenues as services are performed, net of realized foreign currency translation, if any. For the year ended December 31, 2013, realized foreign currency losses were $22,971. The Company recognizes specific transaction revenues upon consummation of the transaction. Deferred revenue consists of payments received from clients in advance of when services are rendered. As of December 31, 2013, deferred revenue was $29,167. As of December 31, 2013, the Company recorded $64,475 of unbilled receivables, which are included in accounts receivable, and are expected to be billed in the future.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of less than 90 days as cash equivalents. Cash and cash equivalents include cash in readily available checking, money market and brokerage accounts.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents and accounts receivable. The Company limits its exposure to credit loss by placing its cash and investments with high credit quality financial institutions. At December 31, 2013, cash deposits held at financial institutions in excess of Federal Deposit Insurance Corporation ("FDIC") insured amounts of $250,000 were approximately $608,000. Management performs periodic evaluations of the relative credit standing of the institution. The Company has not sustained any credit losses from these institutions.

A substantial portion of the consultation fees of the Company was received from a limited number of clients. During the year ended December 31, 2013, three such clients accounted for 80% of total consultation fees and 42% of the consultation fees related to sales in a foreign country. As of December 31, 2013, five clients accounted for 76% of accounts receivable.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, prepaid expenses, other assets, accounts payable and accrued liabilities approximate fair value because of the short-term nature of those instruments.

Accounts Receivable, Net

The Company provides an allowance for doubtful accounts equal to the estimated uncollectible amounts. The Company's estimate is based on historical collection experience and a review of the current status of accounts receivable. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change. The Company's management believes the risk of loss on its accounts receivable is adequately reserved in the accompanying financial statements. As of December 31, 2013, there were no reserves for allowance for doubtful accounts. For the year ended December 31, 2013, bad debt expense was $17,980.

Property and Equipment, Net

It is the Company's policy to capitalize property and equipment over $500. Lesser amounts are expensed. Property and equipment are recorded at cost and depreciated over the estimated useful lives of the asset (three to five years) using the straight-line method. Leasehold improvements are depreciated over the shorter of the remaining lease term or useful life of the improvement. Maintenance costs are considered period costs and are expensed when incurred.

Deferred Rent

Rent expense from leases is recorded on a straight-line basis over the lease period. The net excess of rent expense over the actual cash paid is recorded as deferred rent.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company is classified as a partnership for income tax purposes. Accordingly, all tax attributes (items of gain, loss, credits, etc.) will be passed through to its members. Accordingly, revenues and expenses are reported on the member's tax return, and no provision for federal income taxes is included in the Company's financial statements. Although the Company is not subject to income taxes, it is liable for various state fees.

The Company reviews and evaluates tax positions within its major jurisdictions and determines whether or not there are uncertain tax positions that require financial statement recognition. The Company recognizes uncertain tax positions if it is more likely than not to be sustained upon examination by the applicable taxing authority, including the resolution of any related appeals or litigation processes, based on technical merits of the position. Tax benefits are measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement, which could result in the Company recording a tax liability that would reduce members' equity.

Based on its review, the Company has determined the major tax jurisdictions to be where the Company is organized and where the Company makes investments. Such jurisdictions are U.S. federal and certain foreign jurisdictions.

As of December 31, 2013, no reserves for uncertain tax positions were required to have been recorded for uncertainty in income taxes for any of the Company's open tax years. The Company is not subject to examination by U.S. federal and state tax authorities for the tax years before 2010. The Company's policy is to recognize interest and penalties on unrecognized tax benefits in income tax expense within the statement of operations. The Company did not recognize any interest and penalties for the year ended December 31, 2013. The Company is additionally not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially within 12 months subsequent to December 31, 2013. As a result, no other income tax liability or expense has been recorded in the accompanying financial statements.

NOTE 3 – PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following at December 31, 2013:

Furniture and fixtures	$	488,335
Computer hardware		61,189
Leasehold improvements		12,389
Total		561,913
Less: accumulated depreciation and amortization		(555,073)
Property and equipment, net	$	6,840

For the year ended December 31, 2013, depreciation and amortization expense was $5,447.

NOTE 4 – NET CAPITAL REQUIREMENT

The Company is subject to Rule 15c3-1(a)(2)(ii) of the Securities Exchange Act of 1934, as amended, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Under this rule, equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the net capital requirements and is required to maintain minimum net capital of $5,000 or 6 and 2/3% of aggregated indebtedness, whichever is higher. At December 31, 2013, the Company had net capital of $735,480, which was $730,480 in excess of the required minimum net capital of $5,000. At December 31, 2013, the Company's ratio of aggregate indebtedness to net capital was 0.07 to 1.

NOTE 5 – COMMITMENTS

The Company's office lease agreement expires in 2014. Rent expense for the year ended December 31, 2013 was $208,142. The Company is obligated to make future minimum lease payments under this lease amounting to $140,443 in 2014.

NOTE 6 – EMPLOYEE 401(k) PLAN

The Company's 401(k) Plan covers substantially all employees and allows eligible employees to contribute a percentage of their compensation, subject to annual limits. For employees choosing to participate in the 401(k) Plan, the Company will match their personal contributions at the rate of 100%, up to 5% of their compensation. For the year ended December 31, 2013, the 401(k) matching contributions made by the Company was $38,564.

NOTE 7 – INDEMNIFICATION AGREEMENTS

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

NOTE 8 – SUBSEQUENT EVENTS

Management has evaluated subsequent events, as defined by FASB ASC 855, *Subsequent Events*, through the date that the financial statements were available to be issued on February 18, 2014.

SUPPLEMENTARY INFORMATION

RA CAPITAL ADVISORS LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2013

Computation of Net Capital

Total members' equity	$	1,309,916
Deductions/charges:		
Non-allowable assets:		
Accounts receivable		(408,052)
Prepaid expenses		(112,689)
Property and equipment		(6,840)
Other assets		(30,165)
Total non-allowable assets		(557,746)
Net capital before haircuts on securities positions		752,170
Haircuts on securities:		
Money market fund		(16,690)
Net capital	$	735,480

Aggregate indebtedness

Items included in the statement of financial condition:		
Accounts payable and accrued liabilities	$	34,152
Deferred rent		19,027
Total aggregate indebtedness	$	53,179

Computation of Basic Net Capital Requirement

Minimum net capital required (greater of $5,000 or 6-2/3% of aggregate indebtedness)	$	5,000
Net capital in excess of amount required	$	730,480
Net capital less greater of 10% of aggregated indebtedness or 120% of $5,000	$	729,480
Ratio of aggregate indebtedness to net capital		.07 to 1

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2013.

RA CAPITAL ADVISORS LLC
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2013

A computation of reserve requirement is not applicable to RA Capital Advisors LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

RA CAPITAL ADVISORS LLC
SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2013

Information relating to possession or control requirements is not applicable to RA Capital Advisors LLC, as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

PKF
Certified Public Accountants
A Professional Corporation



PKF

Accountants &
business advisers

INDEPENDENT AUDITORS' REPORT ON
INTERNAL CONTROL REQUIRED BY
RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Members
RA Capital Advisors LLC
San Diego, California

In planning and performing our audit of the financial statements of RA Capital Advisors LLC (the "Company"), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

    1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

    2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfcalifornia.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

PKF is a member of PKF International Limited, an association of legally independent member firms.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members and management of RA Capital Advisors LLC, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PKF

San Diego, California
February 18, 2014

PKF
Certified Public Accountants
A Professional Corporation